Exhibit 99.1

Bezeq The Israel Telecommunication Corporation Ltd.

(“Bezeq”)

June 28, 2020

To	To
The Israel Securities Authority	The Tel Aviv Stock Exchange Ltd.

Dear Sirs,

Re: Ministry of Communications Decision on Uniform Pricing for Fiber-Optic Internet Services (FTTP)

Bezeq hereby supplements its Immediate Report dated August 5, 2019 (Reference No. 2019-01-067125) regarding the publication of a hearing on the definition of a uniform price for fiber-optic based internet services (FTTP).

On June 25, 2020, the Israeli Ministry of Communications published a decision by hearing (which will take effect immediately) whereby as part of the provision of fiber-optic Internet access services to the residential building (Fiber to the Home - FTTH) for private subscribers, licensees will not be able to offer subscribers different terms or rates based on the infrastructure offered.

The decision also states that the provisions of the letter by the Director of the Ministry of Communications dated February 23, 2015 (which included a clarification that the type of infrastructure offered would be a reasonable feature that justifies the differentiation between two groups of subscribers) will continue to apply in relation to Internet access services not provided by fiber optic to the residential building.

This is a decision on a topic that is part of the regulation of the deployment of fiber optic, and the impact thereof cannot be assessed before the regulation is completed in full.

Below is a link to the text of the decision on the Ministry of Communications’ website:

https://www.gov.il/BlobFolder/policy/22062020_4/he/Decision_Flat_rate_25062020.pdf

Sincerely yours,

Bezeq The Israel Telecommunication Corporation Ltd.

The above information constitutes a summary and translation of the Report published by Bezeq. The Hebrew version was submitted by Bezeq to the relevant authorities pursuant to Israeli law, and represents the binding version and the only one having legal effect. This translation was prepared for convenience purposes only.